

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2025

Richard Paolone
Chief Executive Officer
Entero Therapeutics, Inc.
777 Yamato Road, Suite 502
Boca Raton, FL 33431

> **Re: Entero Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 26, 2025**
> **File No. 333-289864**

Dear Richard Paolone:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 26, 2025

Prospectus Summary
Our Product Candidates, page 8

1.   We note your disclosure on page 8 where you refer to a contemplated "offering under the registration statement on Form S-1 (file number: 333-287185)." Please revise your disclosure to clarify the registration statement you reference has not been declared effective and you have not raised any proceeds from the offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ross David Carmel, Esq.